SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 5THth, 2018

DATE, TIME AND PLACE: September 5th, 2018, at 9.30 a.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, with the presence of Messrs. João Cox Neto; Agostino Nuzzolo; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Anibal Alves; Raimondo Zizza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. Justified absences of Mario Di Mauro and Piergiorgio Peluso.

BOARD: Mr. João Cox Neto – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) Presentation on the ICVM 586; (4) Presentation on the Organizational Structure of the Company; and (5) To resolve on the adjustment of the organizational structure of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, the Board Members, unanimously by those present at the meeting, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on August 10th and September 4th, 2018, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”), at its meeting held on September 4th, 2018, as per Mr. Herculano Anibal Alves’ report, Chairman of the CCR.

(3) Mr. Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, and Mr. Vicente de Moraes Ferreira, representative of the Investor Relations area, updated the members of the Board on the evolution and current status of the Company in relation to the Informe de Governança Corporativa, introduced by the Instruction No. 586/17 of the Comissão de Valores Mobiliários.

(4) Acknowledged on the new Organizational Structure of the Company, as per the information and clarifications presented by the Director of Human Resources of the Company, Mr. Giovane Costa.

(5) In view of the vacancy of the Chief Operating Officer position, due to the end of the expatriation period of Mr. Pietro Labriola in Brazil, the Members of the Board of Directors agreed to extinguish the position of Chief Operating Officer and thanked Mr. Pietro Labriola for his commitment and dedication in the performance of his duties throughout his mandate.

In view of the resolution above, the Board of Officers of the Company shall be composed by the following Officers herein identified: (i) Sami Foguel, Diretor Presidente (Chief Executive Officer); (ii) Adrian Calaza, Chief Financial Officer and Diretor de Relações com Investidores (Investor Relations Officer); (iii) Bruno Mutzenbecher Gentil, Business Support Officer; (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; (v) Jaques Horn, Diretor Jurídico (Legal Officer), and (vi) Leonardo de Carvalho Capdeville, Chief Technology Officer. The Statutory Officers will remain in office until the first Board of Directors’ meeting to be held after the Annual Shareholders’ Meeting of the year 2020.

On this occasion, the Board Members ratified the limits of authority of the Company’s Officers, as follows: (i) Diretor Presidente (Chief Executive Officer): full power to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related; (ii) Chief Financial Officer: full power to, acting individually, carry out, sign and represent the Company in relation to activities of the financial area, including without limitation, financial and treasury operations contracts, guarantee agreements in general, including borrowing and lending, assignment and discount of securities, up to the amount of R$30.000.000,00 (thirty million Reais) per operation or series of operations related, and to carry out the other acts and sign any all documents behalf of the Company, within its area of activities, up to the amount of R$5.000.000,00 (five million Reais) per operation or series of operations related; and (iii) the other Officers of the Company, namely Diretor de Relações com Investidores (Investor Relations Officer); Business Support Officer; Regulatory and Institutional Affairs Officer; Diretor Jurídico (Legal Officer) and Chief Technology Officer: full power and the authority to, acting individually, carry out, sign and represent the Company in any and all acts, documents or before any public authority, within their respective areas of activity, up to the maximum amount of R$5.000.000,00 (five million Reais) per operation or series of operations related. The financial limits approved herein must be observed solely and exclusively for the implementation of the transaction and/or for the execution of legal transaction that results in the assumption of obligations and/or in the waiver of rights by the Company. In this sense, such limits will not be applied in the following situations, among others: (i) in the execution of agreements for the sale of goods and services that represent revenues; (ii) in the practice of acts of simple administrative routines before legal entities of internal public law, public companies or companies that make up the indirect administration, and others of the same nature; and (iii) in the execution of acts of the Company's financial operational routine, such as the authorization and/or payment of taxes or any obligations, transfers of funds between accounts of the same ownership, applications and redemptions of financial resources of the Company, opening or closing of current accounts, and request and cancellation of access to any systems made available by financial institutions in general. Finally, all Officers may perform any acts and sign any and all documents, on behalf of the Company, that have previously been approved by the competent corporate bodies, regardless of the financial limits established herein.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto; Agostino Nuzzolo; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Giovanni Ferigo; Herculano Aníbal Alves; Raimondo Zizza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), September 5th, 2018.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 5, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.